Exhibit 99.2

Notice of Annual Meeting of Shareholders In consideration of the health and safety of our shareholders, directors and employees and in light of the accessibility of the virtual platform, our annual meeting of holders of common shares will be conducted virtually via a live webcast meeting on Friday, April 26, 2024 at 10:00 a.m. (Eastern Daylight Time) at https://www.web.lumiagm.com/459454580. At this website, shareholders will be able to attend the meeting live, submit questions in writing or orally and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2023, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving a resolution (the full text of which is set out on page 14 of the accompanying management information circular) confirming the adoption of and ratifying By-Law No. 2 relating to the Advance Nominations of Directors of Canadian National Railway Company (the "Company") (the full text of which is reproduced as Schedule “D” of the accompanying management information circular) adopted by the Board of Directors of the Company on December 5, 2023, as disclosed in the “Confirmation of Advance Notice By-Law” section of the accompanying management information circular; 5. considering and approving a resolution (the full text of which is set out on page 14 of the accompanying management information circular) approving proposed amendments to the Company’s Management Long-Term Incentive Plan, as disclosed in the “Approval of Amendments to the Management Long-Term Incentive Plan” section of the accompanying management information circular; 6. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 7. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; 8. considering the shareholder proposal described in Schedule “E”; and 9. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 1, 2024 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 4, 2024 Montreal, Quebec CN-43 Circulaire EN.indb 2 2024-03-14 12:46